Exhibit 4.17

English Summary of Shareholder Agreement

Parties:	Shanghai Spreadtrum Real Estate Development Co., Ltd. (“SPRE”)

Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd (“Shanghai Zhangjiang”)

Shanghai Wingtech Electronics Co., Ltd. (“Shanghai Wingtech”)

Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)

Date:	December 2, 2009

Major terms:

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SPRE, Shanghai Zhangjiang, Shanghai Wingtech and Spreadtrum Shanghai agree to increase the registered capital of Shanghai Zhanxiang Electronics Technology Co., Ltd., a wholly-owned subsidiary of Spreadtrum Shanghai established for the development and construction of an office building on a piece of land adjacent to our corporate headquarters in Shanghai, China (the “Joint Venture”), to RMB193.5 million (approximately $28.3 million) (the “Capital Increase”).

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Upon the Capital Increase, SPRE owns 30% of the equity interest in the Joint Venture, Shanghai Zhangjiang owns 25% of the equity interest in the Joint Venture, Shanghai Wingtech owns 21% of the equity interest in the Joint Venture, and Spreadtrum Shanghai owns 24% of the equity interest in the Joint Venture.

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The total increased capital of the Joint Venture will be made by installment. An aggregate of approximately RMB98.7 million (approximately $14.5 million) shall be contributed when registration of the change of the registered capital occurs. The remaining capital of approximately RMB92.8 million (approximately $13.6 million) shall be contributed in full within two years after the change in the registered capital has been approved and registered.

•	The operating term of the Joint Venture is 20 years since the incorporation date as stated in the business license of the Joint Venture.

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Among other matters, the Joint Venture shall be dissolved in the event that the Joint Venture has not obtained the use rights of the Land as defined in the Returning State-owned Land Use Rights Agreement dated December 1, 2009.